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Judith Kenney & Associates, P.A.
Law Offices                               2001 Biscayne Boulevard, Suite 3402
                                                         Miami, Florida 33137
                                                     Telephone (305) 572-1020
                                                     Facsimile (305) 572-1085
                                                   e-mail jkenney@jkpalaw.com


                              January 30, 2009


VIA EDGAR


Martin F. James
Senior Assistant Chief Accountant
United Sates Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

     Re:  Form 10-K for the fiscal year ended June 30, 2008
          Filed September 29, 2008
          File No. 000-21419

Dear Mr. James:

     On behalf of Cardo Medical, Inc. (the "Company"), I am responding to the Staff's comment letter, dated December 23, 2008, regarding the above-referenced Form 10-K. For your convenience, we have incorporated the staff's comments below, and our response follows each comment.

Form 10-K for the fiscal year ended June 30, 2008
-------------------------------------------------
Item 9A(T) Controls and Procedures, page 8

Comment 1.

     It appears that your management has performed an assessment of disclosure controls and procedures (DCP) but it does not appear that your management has concluded on its assessment of internal control over financial reporting (ICFR) as of June 30, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Note that DCP and ICFR require two separate and distinct assessments and conclusions.

     If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. Alternatively, please revise to provide a clear conclusion on your assessment of ICFR as of June 30, 2008 in compliance with Section 404(a) of the Sarbanes-Oxley Act.



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United States Securities and Exchange Commission
January 30, 2009
Page 2

     In performing your evaluation, you may find the following documents helpful: The Commission's release "Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting"
(Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809/pdf; the Commission's release "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934" (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and the "Sarbanes-Oxley Section 404-A Guide for Small Business" brochure at:
(http://www.sec.gov/info/smallbus/404guide.shtml).

     Please note that the failure to perform management's assessment adversely affects the company's and its shareholders' ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

     In addition, please evaluate whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion of the effectiveness of disclosure controls and procedures at June 30, 2008. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Response to Comment 1

     We have today filed Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended June 30, 2008 (the "Amendment"). Although the Company's principal executive officer and principal financial officer conducted an evaluation of the Company's internal control over financial reporting ("ICFR") as of June 30, 2008, we failed to include the Company's conclusion that its ICFR was effective. We stated in the original Form 10-K that "No material weaknesses in our internal control over financial reporting were identified." The Amendment contains the appropriate conclusion.



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United States Securities and Exchange Commission
January 30, 2009
Page 3

Comment 2.

      Please revise the language in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-K.

Response to Comment 2.

     We have also revised the language in the paragraph regarding the absence of significant changes in the Company's ICFR to include changes that "materially affected, or are reasonably likely to materially affect" the Company's ICFR.

*****************************************************************************

     We believe that the Amendment addresses the Staff's comments and corrects our prior omissions. The Company's acknowledgment is attached hereto as Appendix A.

                                      Very truly yours,



                                      /s/Judith Kenney
                                      ---------------------------------























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                                   Appendix A

     I, Andrew Brooks, Chief Executive Officer of Cardo Medical, Inc. (the "Company"), do hereby acknowledge that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Date:  January 28, 2009                   /s/ Andrew Brooks
                                          --------------------------
                                          Andrew Brooks
                                          Chief Executive Officer


































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